Exhibit 8.1

Subsidiaries of the Registrant

The following table sets forth, at December 31, 2012, the Registrant’s subsidiaries and their respective jurisdictions of incorporation.

Name	Jurisdiction

Tiger Media Global Limited	BVI
Shanghai Tiger Shangda Management Consulting Co., Ltd.	China
Shanghai Tiger Yaoyang Advertising Co., Ltd.	China